Hanryu Holdings, Inc.

160, Yeouiseo-ro

Yeongdeungpo-gu, Seoul

Republic of Korea 07231

February 6, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F. Street, N.W.

Mail Stop 6010/3561

Washington, DC 20549

Attention:	Melissa Kindelan, Senior Staff Accountant

Kathleen Collins, Accounting Branch Chief

Larry Spirgel, Office Chief

Edwin Kim, Staff Attorney

Re:	Hanryu Holdings, Inc.

Registration Statement on Form S-1 Filed

January 26, 2023

File No. 333-269419

Dear Mr. Kim:

Hanryu Holdings, Inc. (the “Company”) confirms receipt of the letter dated February 3, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing. We are responding to the Staff’s comments as set forth below. The Staff’s comments are set forth below, followed by the Company’s response in bold:

Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”)

Prospectus Summary, page 4

1.	We note your revised disclosure in response to prior comment 1 states that revenue generated as of September 30, 2022 was $904,041. Please further revise to clarify that such amount was generated for the nine months ended September 30, 2022 or revise to reflect the cumulative amount of revenue recognized as of such date.

RESPONSE: In response to the Staff’s comment, the Company advises the Staff that the Company updated the relevant disclosure on page 4 of the Registration Statement to reflect that the $904,041 in revenue was for the nine months ended September 30, 2022.

Chang-Hyuk Kang

Hanryu Holdings, Inc.

February 6,

2023

Risk Factors

If we fail to maintain an effective system of internal controls over financial reporting..., page 45

2.	You state that management has reviewed your current internal controls over financial reporting and concluded they are effective. You also indicate that during the course of documenting and testing your internal control over financial reporting, you may identify weaknesses and deficiencies in your internal control over financial reporting. Given you have restated the financial statements as a result of errors coupled with the fact that the key performance indicators previously provided were incorrect, please revise these disclosures as appropriate. In this regard, while we acknowledge that you are not yet subject to the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, tell us how management's conclusion regarding your controls is still appropriate, or revise. Further, disclose whether you are now aware of any significant deficiencies or material weaknesses in your controls that will need to be addressed when you become a public company.

RESPONSE: In response to the Staff’s comment, the Company advises the Staff that the Company has revised the relevant disclosures throughout the Registration Statement, where appropriate, to reflect the Company’s weakness in internal controls.

Executive Compensation, page 104

3.	Please update your Executive Compensation tables through December 31, 2022 in your next amendment.

RESPONSE: In response to the Staff’s comment, the Company advises the Staff that the Company has updated the Executive Compensation tables through December 31, 2022.

Notes to Consolidated Financial Statements

Note 3 - Restatement, page F-61

4.

Please revise to include a description of the nature of each error. Similar disclosures should be added in the interim financial statements on page F-18. Refer to ASC 250-10-50-7. Also, please have your auditors revise their opinion to include an explanatory paragraph with regard to the correction of the material misstatements in your previously issued financial statements. Refer paragraph .18(e) of PCAOB AS 3101.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

RESPONSE: In response to the Staff’s comment, the Company advises the Staff that the Company has revised its disclosures, where appropriate, to describe the nature of the errors in the Company’s restated financial statements. Additionally, Company’s auditor has revised its opinion to include an explanatory paragraph regarding the correction of the material restatement.

We trust that this response satisfactorily responds to your request. Should you require further information, please contact our legal counsel Matthew Ogurick at (212) 536-4085.

Very truly yours,

/s/ Chang-Hyuk Kang
Chang-Hyuk Kang,
Chief Executive Officer

cc: Matthew Ogurick, Esq. of K&L Gates LLP

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